EX-4.ee


                                       JACKSON NATIONAL LIFE
                                           INSURANCE COMPANY  [Graphic Omitted]
[2900 Westchester Avenue                         OF NEW YORK
Purchase, New York 10577]                    A STOCK COMPANY

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                       2% CONTRACT ENHANCEMENT ENDORSEMENT

THIS ENDORSEMENT IS MADE A PART OF THE CONTRACT TO WHICH IT IS ATTACHED AND IS EFFECTIVE ON THE ISSUE DATE. TO THE EXTENT ANY PROVISIONS CONTAINED IN THIS ENDORSEMENT ARE CONTRARY TO OR INCONSISTENT WITH THOSE OF THE CONTRACT TO WHICH IT IS ATTACHED, THE PROVISIONS OF THIS ENDORSEMENT WILL CONTROL. THE BENEFITS DESCRIBED IN THIS ENDORSEMENT WILL CEASE UPON TERMINATION OF THE CONTRACT. THE CONTRACT ENHANCEMENT MAY ONLY BE ELECTED PRIOR TO THE ISSUE DATE. THE CONTRACT IS AMENDED AS FOLLOWS:

1. The CONTRACT DATA PAGE is amended by the addition of the following:

"CONTRACT ENHANCEMENT CHARGE. On an annual basis, this charge equals 0.395% of the daily net asset value of the Investment Division(s) and is assessed for the first five Contract Years. This charge will also be assessed by the Company for the first five Contract Years against the Fixed Account Option(s), resulting in an annual Current Interest Rate of 0.395% less than the annual Current Interest Rate that would apply to the same Fixed Account Option(s) if the Contract Enhancement had not been elected. However, in no event will the Current Interest Rate credited to any Fixed Account Option(s) be less than [1.5%].

RECAPTURE CHARGE.

                   COMPLETED YEARS SINCE             RECAPTURE CHARGE
                   RECEIPT OF PREMIUM                   PERCENTAGE
                        0 and 1                             2%
                        2 and 3                           1.25%
                           4                               .50%
                           5+                               0%"

2. The following is added to the DEFINITIONS contained in the Contract:

"CONTRACT ENHANCEMENT. The Company will add a credit to the Separate Account Contract Value and/or the Fixed Account Contract Value equal to 2% of each Premium received during the first Contract Year. The Contract Enhancement will be allocated to the Investment Divisions(s) and/or Fixed Account Option(s) in the same proportion as the Corresponding Premium. The Contract Enhancement is not credited to Premium received after the first Contract Year.

CORRESPONDING PREMIUM. Premium allocated to the Investment Division(s) and/or Fixed Account Option(s) during the first Contract Year that has received a Contract Enhancement.

RECAPTURE CHARGE. The charge assessed against certain withdrawals from the Contract Value whenever a withdrawal of the Premium allocated to the Contract Value that has received a Contract Enhancement is made or upon the exercise of the Right to Examine period."

3. The GENERAL PROVISIONS of the Contract is amended by the addition of the following provision:


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"CONTRACT ENHANCEMENT. The Company will credit 2% of each Premium payment received during the first Contract Year in exchange for the deduction of the Contract Enhancement Charge as set forth on the Contract Data Page. The Contract Enhancement Charge is deducted daily from the Investment Division(s) as part of the Accumulation Unit value calculation and lowers the Current Interest Rate credited on your Fixed Account Option(s). Thus, the Contract Enhancement Charge affects your Contract Value, which includes all Premium payments made to the Contract in the first five Contract Years, the Contract Enhancement and the earnings, if any, on such amounts for the first five Contract Years. The Company will take back (recapture) the Contract Enhancement in accordance with the Recapture Charge schedule on the Contract Data Page whenever a withdrawal of the Corresponding Premium is made, subject to the Recapture Charge provisions.

Your Contract Value will reflect any gains or losses attributable to a Contract Enhancement. Contract Enhancements, and any gains or losses attributable to a Contract Enhancement, distributed under Your Contract will be considered earnings under the Contract for tax purposes."

4. The INTEREST RATE ADJUSTMENT provision of the ACCUMULATION PROVISIONS is amended by the addition of the following sentence:

"I and J will not include any Contract Enhancement or Contract Enhancement Charge."

5. The WITHDRAWAL PROVISIONS of the Contract are amended by deleting and replacing the second paragraph of the WITHDRAWAL CHARGE section with the following:

"The Withdrawal Charge and Recapture Charge will be deducted from the remaining Contract Value such that the actual reduction in Contract Value as a result of the withdrawal may be greater than the withdrawal amount requested and paid. For purposes of determining the Withdrawal Charge and Recapture Charge, withdrawals will be allocated first to earnings, if any (which may be withdrawn free of Withdrawal Charge and Recapture Charge), and then to Remaining Premium to which the lowest (if any) Withdrawal Charges and Recapture Charges apply. The Withdrawal Charge and Recapture Charge are based on the portion of the Remaining Premiums withdrawn."

6. The WITHDRAWAL PROVISIONS are amended by the addition of the following section:

"RECAPTURE CHARGE. The Contract Enhancement will be recaptured whenever a withdrawal of the Corresponding Premium is made or upon the exercise of the Right to Examine period, in accordance with the Recapture Charge schedule set forth on the Contract Data Page. The amount recaptured will be taken from the Investment Divisions(s) and the Fixed Account Option(s) in the same proportion as the Withdrawal Charge. The Recapture Charge will be waived in the same manner as the Withdrawal Charge in the Death Benefit Provisions and Free Withdrawal Provisions of the Contract. The Death Benefit may not be less than the Contract Value. The Company will waive the Recapture Charge on any withdrawal necessary to satisfy the minimum distribution requirements of the Internal Revenue Code. If You request an amount greater than the required minimum distribution for this Contract, the entire withdrawal may be subject to any applicable Recapture Charge. The percentage of the Recapture Charge in combination with the Withdrawal Charge will never be higher than allowed by State law."

                                        SIGNED FOR THE JACKSON NATIONAL LIFE
                                        INSURANCE COMPANY OF NEW YORK

                                        /s/ Clark P. Manning

                                        PRESIDENT AND CHIEF EXECUTIVE OFFICER


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